Mail Stop 3561

October 24, 2008

By U.S. Mail and facsimile to 353 1 631 9001

Stephen B. Taylor
Chief Financial Officer
Cryptologic Limited
Alexandra House, The Sweepstakes
Ballsbridge, Dublin 4
Ireland

  Re: Cryptologic Limited
    Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007
    Filed May 20, 2008
    File No. 000-30224

Dear Mr. Taylor:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director